Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2022

Shenzhen, China, May 17, 2022 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (NASDAQ: XNET), a leading innovator in shared cloud computing and blockchain technology in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Financial Highlights:

•	Total revenues were US$79.0 million, representing an increase of 11.1% from the previous quarter.

•	Cloud computing revenues (previously included in cloud computing and other internet value added services revenue) were US$30.2 million, representing an increase of 7.0% from the previous quarter.

•	Subscription revenues were US$25.3 million, representing an increase of 7.0% from the previous quarter.

•	Live streaming and other internet value added services (“Live streaming and other IVAS”) revenues (including online advertising revenues) were US$23.5 million, representing an increase of 22.1% from the previous quarter.

•	Gross profit was US$34.9 million, representing an increase of 4.9% from the previous quarter, and gross profit margin was 44.1% in the first quarter, compared with 46.7% in the previous quarter.

•	Net income was US$5.4 million in the first quarter, compared with a net loss of US$0.5 million in the previous quarter.

•	Non-GAAP net income was US$7.2 million in the first quarter, compared with a non-GAAP net income of US$1.7 million in the previous quarter.

•	Diluted earnings per ADS was approximately US$0.08 as compared with a diluted loss of US$0.01 per ADS in the previous quarter.

Mr. Jinbo Li, Chairman and Chief Executive Officer of Xunlei, stated that “We are off to a good start with total revenues reaching $79.0 million in the first quarter of 2022, which represents an increase of 11.1% from the previous quarter. This is also the sixth quarter in which we reached consecutive quarterly revenue growth. I’m very pleased that our major revenue streams achieved impressive growth driven by product enhancement and increased customer demand. I think it is a testament of our consistent strategic execution and clearly demonstrates our ability to deliver competitive products and services to meet our customers’ needs. In the first quarter of 2022, we realized a net profit of $5.4 million, representing a significant improvement from a net loss of $0.5 million in the previous quarter.”

"At Xunlei, we are constantly exploring innovative products and services. Our strong performance in the first quarter of 2022 further supports our confidence about the sustainability and encouraging outlook of our business. With a strong balance sheet, stable cash flows and an improving business performance, we believe our revenue growth and near-term trajectory remains optimistic.”

First Quarter 2022 Financial Results

Total Revenues

Total revenues were US$79.0 million, representing an increase of 11.1% from the previous quarter. The increase in total revenues was mainly attributable to increased revenues from live streaming, cloud computing and subscription business.

Revenues from cloud computing were US$30.2 million, representing an increase of 7.0% as compared with the amount of US$28.2 million in the previous quarter. The increase of cloud computing revenues was mainly driven by increased customer demand.

Revenues from subscription were US$25.3 million, representing an increase of 7.0% from the previous quarter. The number of subscribers was 4.61 million as of March 31, 2022, compared with 4.39 million as of December 31, 2021. The average revenue per subscriber for the first quarter was RMB34.9, compared with RMB34.3 for the previous quarter.

Revenues from live streaming and other IVAS were US$23.5 million, representing an increase of 22.1% as compared with the amount of US$19.2 million in the previous quarter. The increase of live streaming and other IVAS revenues was mainly due to the increased demand for our live streaming services.

Costs of Revenues

Costs of revenues were US$43.9 million, representing 55.5% of our total revenues, compared with US$37.6 million or 52.8% of the total revenues in the previous quarter. The increased costs of revenues were mainly attributable to increased sales of our cloud computing and other IVAS services.

Bandwidth costs as included in costs of revenues were US$26.9 million, representing 34.0% of our total revenues, compared with US$22.8 million or 32.1% of the total revenues in the previous quarter. The increased bandwidth costs were mainly due to increased demand for our cloud computing products as well as additional bandwidth usage for the Cloud Drive feature which has been added to our subscription product since 2020.

The remaining costs of revenues mainly consisted of costs related to the revenue-sharing costs for our live streaming business and depreciation of servers and other equipment.

Gross Profit and Gross Profit Margin

Gross profit for the first quarter was US$34.9 million, representing an increase of 4.9% from the previous quarter. Gross profit margin was 44.1% in the first quarter, compared with 46.7% in the previous quarter. The increase in gross profit was mainly due to increased revenues in live streaming, cloud computing and subscription business. The decrease in gross profit margin was mainly due to change in the revenue structure, i.e., increased portion of live streaming revenues to total revenues, which has a relatively lower gross profit margin.

Research and Development Expenses

Research and development expenses for the first quarter were US$16.3 million, representing 20.6% of our total revenues, compared with US$16.6 million or 23.3% of our total revenues in the previous quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the first quarter were US$5.3 million, representing 6.8% of our total revenues, compared with US$6.6 million or 9.3% of our total revenues in the previous quarter. The decrease was primarily due to decreased marketing activities carried out for our major products during the quarter.

General and Administrative Expenses

General and administrative expenses for the first quarter were US$9.6 million, representing 12.2% of our total revenues, compared with US$11.1 million or 15.6% of our total revenues in the previous quarter. The decrease was primarily due to the decreased legal and consulting expenses.

Operating Income/(Loss)

Operating income was US$3.9 million, compared with an operating loss of US$1.7 million in the previous quarter. The increase in operating income was primarily due to increased gross profit and decreased operating expenses as discussed above.

Other Income, Net

Other income was US$1.2 million, compared with other income of US$1.0 million in the previous quarter.

Net Income/(Loss) and Loss Per ADS

Net income was US$5.4 million, compared with a net loss of US$0.5 million in the previous quarter. Non-GAAP net income was US$7.2 million in the first quarter of 2022, compared with a net income of US$1.7 million in the previous quarter. The increased net income and non-GAAP net income were primarily due to the improved gross profit and decreased operating expenses as discussed above.

Diluted earnings per ADS in the first quarter of 2022 was approximately US$0.08 as compared with a diluted loss per ADS of US$0.01 in the fourth quarter of 2021.

Cash Balance

As of March 31, 2022, the Company had cash, cash equivalents and short-term investments of US$269.9 million, compared with US$239.0 million as of December 31, 2021. The increase of cash and cash equivalents was mainly due to increased bank borrowings to support the construction of the new headquarters and research and development building and net cash generated from operations.

Guidance for Second Quarter of 2022

For the second quarter of 2022, Xunlei estimates total revenues to be between US$77 million and US$82 million, and the midpoint of the range represents a quarter-over-quarter increase of approximately 0.6%. This estimate represents management’s preliminary view as of the date of this press release, which is subject to change and any change could be material.

Conference Call Information

Xunlei's management will host a conference call at 8:00 a.m. U.S. Eastern Time on May 17, 2022 (8:00 p.m. Beijing/Hong Kong Time), to discuss its first quarter results.

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants wishing to attend the call must preregister online before they can receive the dial-in numbers. Preregistration may require a few minutes to complete. The Company would like to apologize for any inconvenience caused by not having an operator as a result of COVID-19.

Please register in advance to join the conference using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/2607899

Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode (2607899) followed by your unique registrant ID, and you will be joined to the conference instantly.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China (Mandarin):	4008209703
Hong Kong:	800963117
United States:	18554525696
International:	+61 2 8199 0299
Replay Passcode:	2607899
Replay End Date:	May 25, 2022

About Xunlei

Founded in 2003, Xunlei Limited (NASDAQ: XNET) is a leading innovator in shared cloud computing and blockchain technology in China. Xunlei provides a wide range of products and services across cloud acceleration, blockchain, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the risk that Covid-19 or other health risks in China or globally could adversely affect the Company's operations or financial results; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) from continuing operations, (3) non-GAAP basic and diluted earnings per share for common shares attributable to continuing operations, and (4) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented

XUNLEI LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	March 31,	December 31,
	2022	2021
	US$	US$
Assets

Current assets:
Cash and cash equivalents	133,543	123,358
Short-term investments	136,393	115,652
Accounts receivable, net	32,362	26,135
Inventories	1,030	1,363
Due from related parties	12,810	15,578
Prepayments and other current assets	6,760	11,842
Total current assets	322,898	293,928

Non-current assets:
Restricted cash	4,096	4,078
Long-term investments	31,331	31,495
Property and equipment, net	58,477	57,657
Intangible assets, net	8,051	8,299
Goodwill	23,236	23,136
Due from a related party, non-current portion	19,311	19,311
Long-term prepayments and other assets	3,489	2,787
Right-of-use assets	21	27
Total assets	470,910	440,718

Liabilities
Current liabilities:
Accounts payable	29,141	26,407
Due to related parties	1,632	1,597
Contract liabilities and deferred income, current portion	38,808	36,892
Lease liabilities	13	18
Income tax payable	2,554	2,531
Accrued liabilities and other payables	48,711	49,557
Bank borrowings, non-current portion	3,757	2,876
Total current liabilities	124,616	119,878

Non-current liabilities:
Contract liabilities and deferred income, non-current portion	837	845
Lease liabilities, non-current portion	4	7
Deferred tax liabilities	889	930
Bank borrowings, non-current portion	34,770	17,291
Total liabilities	161,116	138,951

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 368,877,205 shares issued and 337,257,946 shares outstanding as at December 31, 2021; 368,877,205 issued and 337,427,946 shares outstanding as at March 31, 2022)	84	84
Additional paid-in-capital	477,842	476,057
Accumulated other comprehensive income	2,810	1,988
Statutory reserves	6,155	6,155
Treasury shares (31,619,259 shares and 31,449,259 shares as at December 31, 2021 and March 31, 2022, respectively)	8	8
Accumulated deficits	(175,179)	(180,645)
Total Xunlei Limited's shareholders' equity	311,720	303,647
Non-controlling interests	(1,926)	(1,880)
Total liabilities and shareholders' equity	470,910	440,718

XUNLEI LIMITED
Unaudited Condensed Consolidated Statements of Income
(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Mar 31,	Dec 31,	Mar 31,
	2022	2021	2021
	US$	US$	US$
Revenues, net of rebates and discounts	79,047	71,145	53,275
Business taxes and surcharges	(280)	(307)	(256)
Net revenues	78,767	70,838	53,019
Costs of revenues	(43,900)	(37,586)	(24,401)
Gross profit	34,867	33,252	28,618

Operating expenses
Research and development expenses	(16,307)	(16,559)	(13,275)
Sales and marketing expenses	(5,349)	(6,607)	(4,456)
General and administrative expenses	(9,646)	(11,106)	(6,642)
Credit loss expenses, net of recoveries	300	(703)	(21)
Total operating expenses	(31,002)	(34,975)	(24,394)

Operating income/(loss)	3,865	(1,723)	4,224
Interest income	410	270	124
Interest expense	(23)	(23)	(25)
Other income, net	1,194	995	2,261
Income/(loss) before income taxes	5,446	(481)	6,584
Income tax (expenses)/benefits	(16)	(28)	154
Net income/(loss)	5,430	(509)	6,738
Less: net loss attributable to non-controlling interest	(36)	(30)	(16)
Net income/(loss) attributable to common shareholders	5,466	(479)	6,754
Earnings /(loss) per share for common shares
Basic	0.0162	(0.0014)	0.0202
Diluted	0.0162	(0.0014)	0.0202

Earnings /(loss) per ADS
Basic	0.0810	(0.0070)	0.1010
Diluted	0.0810	(0.0070)	0.1010

Weighted average number of common shares used in calculating continuing operations:
Basic	337,259,835	334,982,981	334,404,699
Diluted	337,259,835	334,982,981	334,879,910

Weighted average number of ADSs used in calculating continuing operations :
Basic	67,451,967	66,996,596	66,880,940
Diluted	67,451,967	66,996,596	66,975,982

XUNLEI LIMITED
Reconciliation of GAAP and Non-GAAP Results
(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Mar 31,	Dec 31,	Mar 31,
	2022	2021	2021
	US$	US$	US$
GAAP operating income/(loss)	3,865	(1,723)	4,224
Share-based compensation expenses	1,785	2,229	625
Non-GAAP operating income	5,650	506	4,849

GAAP net income/(loss)	5,430	(509)	6,738
Share-based compensation expenses	1,785	2,229	625
Non-GAAP net income	7,215	1,720	7,363

GAAP earnings/(loss) per share for common shares:
Basic	0.0162	(0.0014)	0.0202
Diluted	0.0162	(0.0014)	0.0202

GAAP earnings/(loss) per ADS:
Basic	0.0810	(0.0070)	0.1010
Diluted	0.0810	(0.0070)	0.1010

Non-GAAP earnings) per share for common shares:
Basic	0.0215	0.0052	0.0221
Diluted	0.0215	0.0052	0.0220

Non-GAAP earnings per ADS:
Basic	0.1075	0.0260	0.1105
Diluted	0.1075	0.0260	0.1100

Weighted average number of common shares used in calculating:
Basic	337,259,835	334,982,981	334,404,699
Diluted	337,259,835	334,982,981	334,879,910

Weighted average number of ADSs used in calculating:
Basic	67,451,967	66,996,596	66,880,940
Diluted	67,451,967	66,996,596	66,975,982

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 8633 8443

Website: http://ir.xunlei.com